SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2008

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

1Q08 Earnings Release

Quarterly Earnings Release
FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
ANNOUNCES RESULTS FOR THE FIRST QUARTER 2008 (1Q08)

Highlights:

  In 1Q08, operating revenues increased 1.4% as compared to 1Q07, fueled by flexible plans, broadband revenues and pay television.
  EBITDA in 1Q08 reached Ch$63,735 million (US$145.6 million), compared to Ch$69,963 million (US$159.8 million) in 1Q07. EBITDA margin reached 40.5% in 1Q08 compared to 45.1% in 1Q07.
  The Company recorded net income of Ch$1,045 million (US$2.4 million) in 1Q08, compared to net income of Ch$1,138 million (US$2.6 million) in 1Q07.
  Financial debt level closing at Ch$363,862 million in 1Q08.

Santiago, Chile – April 24, 2008, Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) (“Telefónica Chile” or the “Company”) today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors stated in Chilean GAAP (in constant Chilean pesos as of March 31, 2008) for the first quarter of 2008. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) March 31, 2008, which was Ch$437.71 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros (“SVS”) and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company’s website, www.telefonicachile.cl.

CONSOLIDATED RESULTS FOR 1Q08
(Comparisons refer to 1Q07)

REVENUES

Telefónica Chile's revenues increased by 1.4% in 1Q08 with respect to 1Q07, amounting to Ch$157,278 million (US$359.3 million). This variation mainly stems from growing Broadband revenues (+17.5%), Television (+95.8%), Corporate Communications (+5.2%) and plans of minutes (+12.2%), which offset the decrease in revenues from fixed variable charges as well as the long distance business.

OPERATING COSTS AND EXPENSES

Operating costs and expenses (excluding depreciation) increased 9.9% in 1Q08 to Ch$93,542 million (US$213.7 million), mainly explained by: (i) a 5.4% increase in salaries due to CPI adjustment in severance provisions and higher expenses associated to employee benefits due to the higher proportion of permanent employees as result of the internalization process carried out during 2007 (ii) higher direct costs of operations which increased 20.3%, mainly explained by higher TV content expenses associated with the increase in number of TV Clients, as well as higher costs of equipment sales associated with commercialization of the “Puesto de Trabajo” (“workstations”) service for the small and medium enterprises segment and ongoing projects with corporations, and higher interconnection costs due to the higher capacity given to broadband clients and (iii) increased uncollectables provision with respect to 1Q07, due to a more conservative approach for the provision.

EBITDA

As a result, EBITDA1 in 1Q08 decreased 8.9% to Ch$63,735 million (US$145.6 million), compared to Ch$69,963 million (US$159.8 million) recorded in 1Q07.

EBITDA margin2 in 1Q08 was 40.5%, compared to the 45.1% recorded in 1Q07. EBITDA margin is mainly affected by higher costs, primarily associated with the growth of the television business and increased commercial activity in all segments.

DEPRECIATION

Total depreciation in 1Q08 decreased 5.4% to Ch$52,467 million (US$119.9 million), as compared to Ch$55,457 million (US$126.7 million) in 1Q07, mainly due to the completion of the useful lives of certain assets and lower investment as compared with historic levels.

Operating Costs*	1Q07	1Q08	Var. % 08/07

(Million of Ch$)
Personnel	18,952	19,980	+5.4%
Direct Cost Of Operations	18,761	22,569	+20.3%
Commercial Expenses	16,648	16,307	-2.0%
Uncollectables	5,383	8,059	+49.7%
Others	25,335	26,627	+5.1%
Depreciation	55,457	52,467	-5.4%

Total operating expenses	140,535	146,009	+3.9%

• Change in the Operating Cost Breakdown presented in Results Information: As of 2008, the breakdown of operating has been modified and basically differs from the previous breakdown in that: (i) Personnel costs considers salaries of permanent employees as well as outsourced employees; previously only salaries of permanent employees was considered and labor costs of outsourced personnel was recorded as general expenses; (ii) “Commercial Costs” includes sales commissions, advertising and client service costs; (iii) “Direct costs of operations” includes sales equipment costs, interconnections and TV content and infrastructure costs; (iv) “Uncollectables” and “Depreciation” remain unchanged; and (v) “Others” refers to general expenses such as utilities, maintenance and others. As a reference, a historical series of the new breakdown is included in the results tables.

OPERATING INCOME

OPERATING INCOME decreased 22.3% to Ch$11,269 million (US$25.7 million) in 1Q08 when compared to Ch$14,507 million (US$33.1 million) in 1Q07. As a result, the operating margin for 1Q08 was 7.2% compared to 9.4% in 1Q07.

_________________________________
1 EBITDA = operating income + depreciation
2 EBITDA margin = (operating income + depreciation) / total operating revenues

NON-OPERATING RESULTS

NON-OPERATING RESULT registered a non-operating loss of Ch$6,010 million (US$13.7 million) in 1Q08 as compared to a non-operating loss of Ch$7,566 million (US$17.3 million) in 1Q07.

The non-operating loss in 1Q08 is mainly explained by:

(i) financial expenses of Ch$6,506 million (US$14.9 million), which increased by 49.1% as a result of the increase in the average debt interest rate. This is due to the fact that during 4Q07 and 1Q08 the Company hedged a portion of its debt from UF to Chilean peso denominated debt. This resulted in a higher interest rate for said debt. At the same time, this higher rate is compensated by lower monetary correction of debt, as the debt is no longer denominated in the inflation-adjusted UF. The financial debt remained stable totaling Ch$363,862 million (US$831.3 million) as of March 31, 2008.

(ii) other non-operating expenses reached Ch$2,871 million (US$6.6 million), mainly explained by: (i) Ch$1,046 million (US$2.4) for personnel severances paid in 1Q08 and (ii) Ch$1,694 million (US$3.9 million) in asset write-offs; mainly associated with equipments.

The above was partially offset by: (i) interest income of Ch$1,505 million (US$3.4 million) in 1Q07, in comparison with Ch$1,262 million (US$2.9 million) registered in 1Q07. This increase is mainly explained by higher level of available funds and higher short term interest rates in the quarter, and (ii) monetary correction reflected a gain of Ch$1,328 million (US$3.0 million) due to the CPI of 0.82% registered in the quarter, which meant a gain due to the unbalance of fixed assets and liabilities and a positive charge amounting Ch$243 million (US$0.6 million) related to the fair value of hedging instruments used in debt hedges. This compares to a loss in the monetary correction of Ch$4,790 million (US$10.9 million) in 1Q07, and (iii) the 73.2% decrease in other non-operating income amounting Ch$570 million in 1Q08.

INCOME TAXES

INCOME TAXES: In 1Q08 Telefónica Chile recorded a total income tax charge in the amount of Ch$4,296 million (US$9.8 million). This compares to the Ch$5,897 million (US$13.5 million) tax charge in 1Q07.

Total income tax in 1Q08 consists of: (i) a charge of Ch$3,276 million (US$7.5 million) for deferred taxes from previous periods due to the change in accounting standards (Technical Bulletin No. 60) in year 2000, which required the Company to amortize the accumulated amount of deferred taxes from previous years, and also includes the Chilean tax rate (17%) applied to taxable net income, which differs from financial net income in that it does not consider as an expense (i) monetary correction of shareholders' equity or (ii) certain contingencies and write-offs.

NET RESULT

The Company recorded net income of Ch$1,045 million (US$2.4 million) in 1Q08 vs. net income of Ch$1,138 million (US$2.6 million) in 1Q07.

Net income per ADR in 1Q08 amounted to US$0.010, compared to the net income per ADR of US$0.011 recorded in 1Q07. Likewise, net income per share in 1Q08 equaled Ch$1.1 as compared to Ch$1.2 in 1Q07.

CAPEX

Capital Expenditures for Telefónica Chile and its consolidated subsidiaries amounted to Ch$27,326 million (US$62.4 million) in 1Q08. Capital expenditures were mainly associated with the development of broadband (ADSL), Pay TV, fixed telephony network, data network, maintenance and development, and projects aimed at improving quality.

REVENUES BY BUSINESS UNIT

VOICE, NETWORK AND COMPLEMENTARY SERVICES

Voice, Network and Complementary services is divided into Telephony (voice), Access Charges and Interconnections, and Other Complementary services, which include other revenues associated to fixed telephony, such as: interior installations, equipment marketing, connections and other installations, directory advertising and Telemergencia (home security services subsidiary), and public telephones, among others. The total of these revenues represented 54.7% of total operating revenues in 1Q08, amounting to Ch$86,006 million (US$196.5 million) decreased 6.7% from 1Q07. This is mainly attributable to the decline in Telephony (voice) revenues (-5.7%), access charges (-2.4%) and complementary services (-12.1%) .

Flexible plans represent 76% of total lines in service

Telephony (Voice) revenues, which include the fixed monthly charge, variable charge, connections and other installations and plans of minutes (allowed under tariff flexibility), decreased 5.7% to Ch$54,698 million (US$125.0 million) in 1Q08 as compared to 1Q07. This decrease is mainly attributable to a 28.6% decrease in the fixed monthly charge and a 20.2% decrease in the variable charge. Traditional telephony (fixed monthly charge and variable charge) revenues have also been affected by: (i) a 13.8% decrease in average traffic per line for 1Q08 compared to 1Q07; and (ii) a 1.4% decrease in average lines in service compared to 1Q07, mainly resulting from competition and mobile cannibalization. These were partially offset by an increase of 12.2% in revenues from plans of minutes associated with tariff flexibility. As of March 31, 2008, these plans represented 75.7% of the total lines in service, including plans of minutes of corporations.

Nevertheless, revenue diversification through the increased mix of plans associated with tariff flexibility has helped mitigate the decline in revenues due to lower traffic and lines in service, in line with the Company’s strategy. The revenues associated with flexible plans represent 21.2% of the consolidated revenues.

Access charges and interconnection (Fixed Network) revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile's network. They also include other interconnection services apart from access charges, such as network unbundling, interconnection of networks, information services for carriers and network services for wholesalers, among others. These revenues decreased by 2.4% in 1Q08 to Ch$12,861 million (US$29.4 million). This difference was mainly due to decreases of 23.5% and 26.7% in access charge revenues from DLD and ILD, repectivley. Long distance access charge traffic decreased 17.5% in 1Q08 as compared with 1Q07. These were partially offset by an increase of 2.9% in revenues of other interconnection services.

Revenues from Complementary Services include revenues generated from telephone directory advertising as a result of the Company's contract with Publiguías, dedicated and dial-up Internet service, Telemergencia (home security services subsidiary), public telephones, interior installations, equipment marketing and connections and other installations, value-added services and other basic telephony revenues (such as operator assisted services and rural telephony, among others). These revenues decreased 12.1% in 1Q08 to Ch$18,447 million (US$42.1 million) as compared to 1Q07. This is mainly due to lower revenues from: (i) Telemergencia home security services (-23.9%) due to greater market competition; (ii) interior installations (-14.4%) due to lower number of lines subject to maintenance charges; and, (iii) other basic telephony services (-30.8%) . The above were partly offset by higher equipment marketing revenues, which amounted to Ch$1,119 million (US$2.6 million) in 1Q08 as compared to Ch$439 million (US$1.0 million) in 1Q07. This increase is mainly explained by the sale of computers and telecommunications equipment related to the “Puesto de Trabajo Informático” (“workstation”) plan for small and medium enterprises, which was launched in July 2007. The plan offers Voice and Broadband services to small and medium enterprises, including the necessary equipment to provide the service.

BROADBAND
The Company consolidated its leadership position in Broadband through flexible plans and increasing revenue

Broadband (ADSL) revenues, which represent 17.5% of the total revenues, amounted to Ch$27,567 million (US$63.0 million) in 1Q08, an increase of 17.5% with respect to 1Q07. This increase was primarily due to: (i) the 22.4% growth in ADSL connections in the quarter, driven by a commercial focus on bundled plans of broadband plus minutes of voice and digital TV (for residential customers), as well as a plan for small and medium enterprises, called “Puesto de Trabajo Informatico”, launched in July 2007 as explained previously, these all led to market share to 48.6% as of March 31, 2008.

PAY TV

Revenues from the Pay TV business, launched in June 2006, amounted to Ch$8,991 million (US$20.5 million) in 1Q08, accounting for 5.7% of total revenues. As of March 31, the Company had 231,625 Pay TV clients, attaining 17.5% market share. The Company offers a wide number of channels and complements its offering with interactive services through IPTV (television over broadband). The interactive services include Video on Demand (VoD), which features a virtual library with over 200 hours of content. Additionally, as of September 2007 the Company is offering the personal video recorder service (PVR), which allows the client to record, pause, rewind or fast-forward any TV program.

The bundling of services through a flexible offer allows for higher revenues

This growth is mainly due to the bundling strategy of these services, by the means of a flexible offer where the clients create the combination of services that better accommodate their needs, and as a result, improve the average revenue of the client while strengthening loyalty.

LONG DISTANCE
Telefónica Larga Distancia strengthens its position of market leadership, achieving market shares of 43.9% and 41.7% in DLD and ILD, respectively

Long distance revenues include revenues from domestic and international long distance traffic, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 9.1% of consolidated operating revenues in 1Q08, decreased 7.7% as compared to 1Q07, amounting to Ch$13,888 million (US$31.7 million). The decrease in revenues is mainly explained by: (i) a decrease of 10.8% in the revenues of network rental and (ii) a decrease of 16.1% in national long distance (DLD) mainly due to lower prices, which fell 18.7% with respect to 1Q07. The lower revenues from DLD were partly offset by a slight increase in ILD revenues, which increased 0.8% due to higher incoming ILD traffic. As a result of the Company’s commercial efforts DLD and ILD traffics increased 3.2% and 8.6%, respectively, despite the negative market trend. As a result, DLD market share for the quarter increased 4.9 p.p. with respect to 1Q07, reaching 43.9%, and ILD market share increased 2.6 p.p. to 41.7% in 1Q08.

CORPORATE CUSTOMER COMMUNICATIONS

Corporate customer communications include revenues from: (i) terminal equipments, which mainly refers to the sale of voice equipment and data transmission equipment; (ii) complementary telephone services, such as digital communications for corporations (high-consumption plans); (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network; and, (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services for corporate customers.

Stable revenues from corporate customer communications and market share of 42% in a highly competitive market

Revenues from corporate customer communications, which accounted for 12.9% of consolidated revenues, increased 5.2% from 1Q07 and amounted to Ch$20,288 million (US$46.4 million) in 1Q08.

This variation was mainly due to a an increase of 10.8% in circuits and others, due to increased revenues from advanced solutions for clients, and an increase of 3.6% in equipment sales. Both increments are mainly explained by the launch of a telecommunications project with corporations and enterprises. In the other hand, data revenues associated to the IP network (dedicated IP and digital data network Citynet) and complementary services increased 2.9% and 1.5%, respectively as compared with 1Q07.

In 1Q08, datared links decreased by 10.0%, whereas data links through the IP network (dedicated IP) grew by 26.7%, and the ATM links remained stable in comparison with 1Q07.

OTHER BUSINESSES

Other businesses include revenues from the administrative service subsidiary t-gestiona and others. These revenues, which accounted for 0.3% of total 1Q08 operating revenues, increased 12.3% with respect to 1Q07, amounting to Ch$538 million (US$1.2 million) in 1Q08.

COMPANY NEWS

FINAL DIVIDEND

At the General Shareholders’ Meeting held on April 14, 2008, shareholders approved the payment of final dividend, with a charge of Ch$5,050,016,393 to 2007 net income, equivalent to a gross amount of Ch$5.27606 per share. The total amount paid, from this final dividend the and interim paid in November 2007, represents 100% of 2007 net income. The final dividend will be paid on May 14, 2008 to shareholders registered in Chile as of May 8, 2008.

CAPITAL REDUCTION

The Company’s dividend policy provides for the distribution of 100% of net income. However, after taking into account capital expenditures, taxes and dividends, the free cash flow allows for the distribution of an additional amount, while still maintaining financial ratios at reasonable levels in order to face business development needs and to comply with the Company’s Investment and Financing Policy. Consequently, at the Extraordinary Shareholders’ Meeting held on April 14, 2008, shareholders approved a capital reduction of Ch$39,243,440,485, equivalent to a gross amount of Ch$41 per share, to be distributed to shareholders in 2008. The Board of Directors will determine and announce the payment date in a timely manner, and it is estimated to be paid in June 2008.

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT:

www.telefonicachile.cl (Investor Relations)
For more information contact:

Sofía Chellew - Verónica Gaete
María José Rodríguez	Lucia Domville
TELEFONICA CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	Tel: 646-284-9416
Fax: 562-691-2392
E-mail:	E-mail:
sofia.chellew@telefonicachile.cl,	ldomville@hfgcg.com
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl

INCOME QUARTERLY CONSOLIDATED STATEMENTS (CHGAAP)
(Millions of Ch$ as of March 31, 2008)

	JAN-MAR	IQ	IIQ	IIIQ	IVQ	JAN-MAR	IQ	Var.

	2007	2007	2007	2007	2007	2008	2008	IQ08/IQ07	2008/2007

OPERATING REVENUES

VOICE, FIXED NETWORK AND COMP. SERVICES	92,195	92,195	92,311	91,520	90,261	86,006	86,006	-6.7%	-6.7%
Telephony (voice)	58,028	58,028	60,056	57,966	57,635	54,698	54,698	-5.7%	-5.7%
Fixed Charge	14,821	14,821	13,671	12,746	11,584	10,583	10,583	-28.6%	-28.6%
Variable Charge	13,507	13,507	12,984	11,695	12,112	10,784	10,784	-20.2%	-20.2%
Plans of minutes (tariff flexibility)	29,700	29,700	33,401	33,525	33,939	33,331	33,331	12.2%	12.2%
Access Charges and Interconnections (Network)	13,173	13,173	13,260	13,355	13,473	12,861	12,861	-2.4%	-2.4%
Domestic long distance	2,070	2,070	1,905	1,788	1,770	1,583	1,583	-23.5%	-23.5%
International long distance	480	480	446	405	423	352	352	-26.7%	-26.7%
Other interconnection services	10,623	10,623	10,909	11,162	11,280	10,926	10,926	2.9%	2.9%
Complementary Services	20,994	20,994	18,995	20,199	19,153	18,447	18,447	-12.1%	-12.1%
Directory Advertising	670	670	246	1,906	449	529	529	-21.0%	-21.0%
ISP - switched and dedicated	538	538	507	147	352	275	275	-48.9%	-48.9%
Security services (Telemergencia)	2,360	2,360	2,112	1,909	1,809	1,797	1,797	-23.9%	-23.9%
Public telephones	2,558	2,558	2,013	1,825	2,111	1,785	1,785	-30.2%	-30.2%
Interior installations	7,637	7,637	7,591	7,219	6,862	6,535	6,535	-14.4%	-14.4%
Equipment marketing	439	439	849	1,337	1,752	1,119	1,119	-	-
Connections and other installations	524	524	595	677	835	1,030	1,030	96.6%	96.6%
Value added services	3,750	3,750	3,674	3,869	3,691	3,634	3,634	-3.1%	-3.1%
Other basic telephony revenues	2,518	2,518	1,408	1,310	1,292	1,743	1,743	-30.8%	-30.8%
BROADBAND	23,463	23,463	24,855	27,166	26,962	27,567	27,567	17.5%	17.5%
TELEVISION	4,568	4,568	6,158	7,215	8,827	8,991	8,991	0.97	0.97
LONG DISTANCE	15,053	15,053	14,480	14,441	14,929	13,888	13,888	-7.7%	-7.7%
Domestic Long Distance	5,771	5,771	5,291	5,355	5,006	4,839	4,839	-16.1%	-16.1%
International Long Distance	6,599	6,599	6,553	6,573	6,732	6,655	6,655	0.8%	0.8%
Rental of LD Network	2,683	2,683	2,636	2,513	3,191	2,394	2,394	-10.8%	-10.8%
CORPORATE CUSTOMER COMMUNICATIONS	19,284	19,284	20,611	20,259	22,761	20,288	20,288	5.2%	5.2%
Terminal Equipments	2,608	2,608	3,165	3,224	3,291	2,703	2,703	3.6%	3.6%
Complementary Services	3,436	3,436	3,486	3,559	3,651	3,486	3,486	1.5%	1.5%
Data services	7,263	7,263	7,468	7,284	7,511	7,475	7,475	2.9%	2.9%
Dedicated links and others	5,977	5,977	6,492	6,192	8,308	6,624	6,624	10.8%	10.8%
OTHER BUSINESSES	479	479	562	637	750	538	538	12.3%	12.3%

TOTAL OPERATING REVENUES	155,042	155,042	158,977	161,238	164,490	157,278	157,278	1.4%	1.4%

	JAN-MAR	IQ	IIQ	IIIQ	IVQ	JAN-MAR	IQ	Var.

	2007	2007	2007	2007	2007	2008	2008	IQ08/IQ07	2008/2007

TOTAL OPERATING COSTS AND EXPENSES	140,535	140,535	145,461	142,453	140,303	146,009	146,009	3.9%	3.9%

OPERATING INCOME	14,507	14,507	13,516	18,785	24,187	11,269	11,269	-22.3%	-22.3%

EBITDA	69,963	69,963	68,245	72,585	76,837	63,735	63,735	-8.9%	-8.9%
Operating Margin	9.4%	9.4%	8.5%	11.7%	14.7%	7.2%	7.2%	-14.7pp	-2.2pp
EBITDA Margin	45.1%	45.1%	42.9%	45.0%	46.7%	40.5%	40.5%	-46.7pp	-4.6pp

NON-OPERATING INCOME
Interest Income	1,262	1,262	1,352	1,080	1,423	1,505	1,505	19.3%	19.3%
Other Non-Operating Income	2,126	2,126	920	755	1,227	570	570	-73.2%	-73.2%
Revenues from Related Companies	285	285	636	467	514	354	354	24.2%	24.2%
Interest Expense	(4,364)	(4,364)	(4,411)	(4,543)	(5,743)	(6,506)	(6,506)	49.1%	49.1%
Amortization of Goodwill	(390)	(390)	(394)	(399)	(398)	(390)	(390)	0.0%	0.0%
Other Non-Operating Expenses	(1,695)	(1,695)	(3,081)	(4,640)	(10,076)	(2,871)	(2,871)	69.4%	69.4%
Monetary Correction	(4,790)	(4,790)	5,128	2,533	(1,467)	1,328	1,328	-127.7%	-127.7%

TOTAL NON-OPERATING INCOME	(7,566)	(7,566)	150	(4,747)	(14,520)	(6,010)	(6,010)	-20.6%	-20.6%

INCOME BEFORE INCOME TAX	6,941	6,941	13,666	14,038	9,667	5,259	5,259	-24.2%	-24.2%

Income Tax	(5,897)	(5,897)	(9,815)	(8,984)	(8,784)	(4,296)	(4,296)	-27.1%	-27.1%
Minority Interest	94	94	158	51	(192)	82	82	-12.8%	-12.8%

NET INCOME	1,138	1,138	4,009	5,105	691	1,045	1,045	-8.2%	-8.2%

Observed exchange rate (end of the period)		539.21	526.86	511.23	496.89		437.71

		IQ	IIQ	IIIQ	IVQ		IQ
		2007	2007	2007	2007		2008

Earnings per Common Share (Ch$)		1.2	4.2	5.3	0.7		1.1
Earnings per ADR (US$)		0.011	0.038	0.049	0.006		0.010
Weighted Average Number of Shares Fully Paid (millions)		957.2	957.2	957.2	957.2		957.2

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(Figures in Thousand of Ch$ as of March 31, 2008)

ASSETS	2008	2007	LIABILITIES	2008	2007
	Th$	Th$		Th$	Th$

CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks	5,123,507	9,787,944
Time deposits	84,079,423	71,254,151	Banks and financial institutions - current maturities	67,406,193	2,645,722
Marketable securities	6,027,836	15,479,411	Debentures	2,701,464	2,743,958
Trade receivables	176,374,620	182,788,392	Current maturities of other long-term liabilities	16,583	13,559
Notes receivable	5,053,081	4,876,043	Dividends payable	1,674,108	1,729,638
Sundry debtors	4,859,228	9,361,418	Accounts payable	146,267,196	133,583,652
Due from related companies	17,804,241	18,955,395	Other creditors	43,442,784	11,778,267
Inventories	7,394,458	6,304,792	Due to related companies	36,711,277	35,280,046
Refundable taxes	26,543,370	3,523,331	Provisions	2,928,751	3,615,278
Prepaid expenses	3,263,832	3,696,583	Withholdings	13,663,834	12,434,527
Deferred taxes	17,479,856	15,573,413	Unearned income	6,287,306	8,873,625
Other current assets	13,253,879	8,233,562

Total current assets	367,257,331	349,834,435	Total current liabilities	321,099,496	212,698,272

FIXED ASSETS	29,983,691	30,160,212	LONG-TERM LIABILITIES
Land			Banks and financial institutions	223,667,594	361,858,978
Construction and infrastructure works	860,566,307	859,440,005	Debentures	70,086,797	71,604,416
Machinery and equipment	3,094,817,050	3,001,088,897	Sundry creditors	67,596,384	32,109,568
Other fixed assets	360,708,786	361,441,587	Provisions	35,113,778	38,579,806
Technical revaluation	10,197,772	10,150,184	Deferred Taxes	45,473,963	50,861,471
Less: accumulated depreciation	3,116,050,751	2,949,567,766	Other long-term liabilities	3,523,118	4,034,041

Fixed assets-net	1,240,222,855	1,312,713,119	Total long term liabilities	445,461,634	559,048,280

			MINORITY INTEREST	196,169	378,953

OTHER ASSETS			EQUITY
Investments in related companies	8,140,896	9,107,651	Paid-in capital	904,735,562	962,550,650
Investments in other companies	4,524	4,524	Reserve	7,237,884	1,925,101
Goodwill	14,978,627	16,890,923	Other reserves	(3,916,211)	(2,456,640)
Long-term debtors	14,238,539	15,162,639	Retained earnings:	6,135,148	15,066,934
Intangibles	43,288,099	42,383,948	Prior years	10,942,980	25,281,821
Amortization (less)	(21,391,552)	(15,514,798)	(Losses) Income for the period	1,044,732	1,137,836
Other long-term assets	14,210,363	18,629,109	Provisory Dividends (less)	5,852,564	11,352,723

Total other assets	73,469,496	86,663,996	Total equity	914,192,383	977,086,045

TOTAL ASSETS	1,680,949,682	1,749,211,550	TOTAL LIABILITIES AND EQUITY	1,680,949,682	1,749,211,550

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE TWELVE MONTHS PERIOD ENDED AS OF MARCH 31, 2008 VS. 2007
Figures in Thousand of Constant Ch$ as of March 31, 2008

	2008	2007

NET CASH PROVIDED DUE TO OPERATING ACTIVITIES	42,343,120	64,048,403

Net income (Gain)	1,044,732	1,137,836

Result from asset sales	(34,664)	(1,362,675)
Gain (loss) in sale of fixed assets	(34,664)	(1,362,675)

Charges (credits) to income not affecting cash flow:	60,969,646	67,069,010

Depreciation	51,362,709	54,323,839
Intangibles amortization	1,430,213	1,458,960
Write-off and provisions	8,044,893	5,946,269
Equity earnings from related companies (less)	(353,746)	(311,178)
Equity losses from related companies	0	26,341
Amotization of goodwill	390,094	390,094
Price-level restatement (net)	(1,233,789)	4,966,438
Gain (loss) on foreign currency transactions	(94,818)	(176,737)
Other credits not affecting cash flow	(18,027)	(215,586)
Other charges not affecting cash flow	1,442,117	660,570

Decrease (increase) in current assets:	1,104,618	2,914,103

(Increase) Decrease in trade receivables	241,767	5,295,951
(Increase) Decrease in inventories	(306,905)	(92,555)
(Increase) Decrease in other current assets	1,169,756	(2,289,293)

Increase (decrease) in current liabilities:	(20,659,217)	(5,616,134)

Increase (decrease) due to related companies,
related with operating activities	(22,111,577)	7,306,624
Increase (decrease) in accrued interest payable	(18,731)	1,238,688
Increase (decrease) in income tax payable, net	299,928	0
Increase (decrease) in other accounts payable related with non operating result	505,196	(10,717,331)
Increase (decrease) in value-added tax, net, and other	665,967	(3,444,115)

Income (loss) of minority interest	(81,995)	(93,737)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE TWELVE MONTHS PERIOD ENDED AS OF MARCH 31, 2008 VS. 2007
Figures in Thousand of Constant Ch$ as of March 31, 2008

	2008	2007

NET CASH PROVIDED BY FINANCING ACTIVITIES	0	0
NET CASH USED IN INVESTING ACTIVITIES	(27,724,113)	(24,118,631)
Sale of fixed assets	249,300	1,389,438
Sale of other investments	1,798,667	2,127,902
Additions to fixed assets (less)	(27,422,080)	(27,635,971)
Other disbursements	(2,350,000)	-
NET CASH FLOW FOR THE PERIOD	14,619,007	39,929,772
PRICE-LEVEL RESTATEMENT EFFECT ON CASH AND CASH EQUIVALENTS	(692,419)	(79,690)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,926,588	39,850,082
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	79,176,079	44,761,993
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	93,102,667	84,612,075

OPERATING COSTS

Ch$ millions as of March 31, 2008			Var.%			Var.%			Var.%			Var.%
	1Q06	1Q07	07/06	2Q06	2Q07	07/06	3Q06	3Q07	07/06	4Q06	4Q07	07/06

Personnel	(20,723)	(18,952)	-8.5%	(21,449)	(23,940)	11.6%	(20,392)	(22,494)	10.3%	(20,304)	(20,272)	-0.2%
Direct costs of operations	(16,609)	(18,761)	13.0%	(18,379)	(21,701)	18.1%	(19,547)	(20,770)	6.3%	(18,259)	(23,283)	27.5%
Commercial Costs	(10,733)	(16,540)	54.1%	(12,544)	(17,462)	39.2%	(11,662)	(16,338)	40.1%	(12,436)	(17,123)	37.7%
Uncollectables	(5,904)	(5,383)	-8.8%	(5,303)	(4,406)	-16.9%	(4,041)	(4,818)	19.2%	(4,166)	(5,177)	24.3%
Others	(24,940)	(25,443)	2.0%	(20,445)	(23,163)	13.3%	(21,385)	(24,211)	13.2%	(21,713)	(21,797)	0.4%

Total Operating Costs	(78,910)	(85,078)	7.8%	(78,119)	(90,672)	16.1%	(77,027)	(88,631)	15.1%	(76,879)	(87,653)	14.0%

Depreciation	(55,630)	(55,456)	-0.3%	(57,345)	(54,694)	-4.6%	(56,247)	(53,786)	-4.4%	(55,111)	(52,650)	-4.5%

PHYSICAL STATISTICS

	IQ	IIQ	IIIQ	IVQ	IQ
	2007	2007	2007	2007	2008

Total lines in service at the end of period	2,185,041	2,181,717	2,179,739	2,179,205	2,157,376
Average number of lines in service (quarterly)	2,196,788	2,183,452	2,180,512	2,182,542	2,166,097
Flexible plans (number of lines) (2)	1,494,377	1,548,249	1,584,847	1,617,837	1,632,388
Number of lines installed (1)	3,020,434	3,023,567	3,027,141	3,032,522	3,037,364
Public telephones in service at end of period	22,295	22,217	22,109	21,918	21,974
Effective minutes of local traffic measured by second (million)	2,113	2,149	2,051	2,082	1,831
DLD traffic (thousands of minutes)	134,335	136,547	129,931	142,387	138,598
Outgoing ILD traffic (thousands of minutes)	18,038	17,720	18,648	19,657	19,597
Access charge traffic (thousands of minutes)	650,837	624,928	593,284	595,614	536,964
Number of lines connected	100,999	114,458	111,042	112,725	90,326
TV customers (end of period)	129,062	171,386	197,279	219,916	231,625
ADSL connections (end of period)	527,057	574,464	607,322	644,522	645,106

(1)	With the purpose of reflecting the complete installed capacity, RDSI circuits and lines have been incorporated
(2)	Include lines with flexible plans for corporations

ANNUAL VARIATION

	IQ	IIQ	IIIQ	IVQ	IQ
	2007	2007	2007	2007	2008

Total lines in service at the end of period	-9.6%	-6.7%	-2.5%	-1.6%	-1.3%
Average number of lines in service (quarterly)	-9.5%	-8.4%	-4.9%	-1.9%	-1.4%
Flexible plans (number of lines) (2)	30.0%	27.4%	25.2%	22.1%	9.2%
Number of lines installed (1)	0.2%	0.2%	0.3%	0.4%	0.6%
Public telephones in service at end of period	-5.0%	-2.1%	-3.5%	-1.7%	-1.4%
Effective minutes of local traffic measured by second (million)	-17.1%	-15.8%	-13.6%	-3.9%	-13.3%
DLD traffic (thousands of minutes)	-6.7%	2.5%	-3.2%	8.9%	3.2%
Outgoing ILD traffic (thousands of minutes)	4.0%	7.0%	13.1%	10.9%	8.6%
Access charge traffic (thousands of minutes)	-17.6%	-16.6%	-17.3%	-11.9%	-17.5%
Number of lines connected	3.4%	30.9%	19.3%	6.5%	-10.6%
TV customers (end of period)		1544.3%	276.6%	133.4%	79.5%
ADSL connections (end of period)	47.6%	37.1%	30.7%	30.1%	22.4%

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing, value-added and digital television services, among others.

     This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.’s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.’s control.

==================

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.